Ned -

I too am dissatisfied with the course our latest financing has taken. I cannot in good conscience agree to financing that destroys common shareholder value. A “No” vote on the proposed terms closes off the company’s desperate need of cash, but a “Yes” vote basically puts the assets of the company at high risk for the benefit of preferred shareholders.

I cannot give my consent to the proposed resolution so I am resigning to not stand in the way of the employees’ ability to survive, even though the cost seems high. My best wishes are with the remaining Directors, employees, and Scott to turn this around and return the company to value.

I have enjoyed working with the other directors, and especially with you, Ned, and your willingness to devote an inordinate amount of time and energy to make Viscount a success. You are in good hands with Scott, since what we need is revenue. If anyone can make this grow, it is Scott.

I will remain available to Scott as an unpaid advisor whenever he needs help. That will be his call.

I take this moment to remind the remaining Directors that my employment agreement requires the company to maintain D&O insurance for three years after my termination. If the company ceases to exist, you should purchase a D&O tail policy to protect all Directors and Officers with your last cash, since one tail policy will protect everyone.

Best to you all.

Dennis Raefield

Ned -

In light of the financing proposed by Jim Cacioppo and Jeff Arens and the demand requesting my resignation post signing of the Board Consent, I am resigning effective 9 November 2015. I do not desire to hold up the company’s opportunity to acquire more financing for its operations, but, I am not going to sign the Consent form only to immediately resign my position, hence I am submitting it without signing the Consent. I understand the company needs more working capital, but I believe the amount of working capital offered by this financing isn’t sufficient and the terms aren’t favorable to the company, however, it is clearly the only alternative at the present time.

I have enjoyed working with you, the other directors and the executive team and wish you continued success.

Best regards,

Bob